Exhibit 99.1

FOR IMMEDIATE RELEASE	August 2, 2017

Jacobs to Acquire CH2M to Create Premier $15 Billion Global Solutions Provider

•	Extends Complementary Capabilities Across Jacobs’ Global Platform to Deliver Differentiated Client Value Proposition and Accelerate Profitable Growth

•	Provides Jacobs with Leading Position and New Expertise in Targeted High Margin, High Growth Infrastructure and Government Services Sectors, Which Will Represent 56% of Pro Forma Revenue Compared to 45% Currently

•	Transaction Equity Value of $2.85 Billion to be Paid 60% in Cash and 40% in Jacobs Common Stock

•	$150 Million in Annual Cost Synergies Expected

•	Enterprise Value Multiple of 6.9x TTM Adjusted EBITDA, Including Full Run-Rate of Cost Synergies

•	Expected to be 25% Accretive to Jacobs’ Adjusted Cash Earnings Per Share and 15% Accretive to Adjusted Earnings Per Share in the First Full Year Post-Close

•	Maintains Jacobs’ Investment Grade Credit Profile with Net Debt-to-TTM Adjusted EBITDA of 1.9x Following Close of Transaction

DALLAS and DENVER – Jacobs Engineering Group Inc. (NYSE:JEC) and CH2M HILL Companies Ltd. today announced that they have entered into a definitive agreement under which Jacobs will acquire all of the outstanding shares of CH2M in a cash and stock transaction with an enterprise value (EV) of approximately $3.27 billion, including approximately $416 million of CH2M net debt.

The combination unites two industry-leading, innovative companies with complementary capabilities, cultures and relationships, resulting in a differentiated, end-to-end value proposition for clients and an enhanced platform for sustainable, profitable growth.

With trailing twelve month (TTM) revenues of $4.4 billion1 and a team of 20,000 employees, CH2M is a world-renowned design, engineering and program management firm, and is a leader in key infrastructure and government service sectors that Jacobs has previously targeted for growth, including water, transportation, environmental and nuclear. Applying CH2M’s advanced design, technical and program management expertise across Jacobs’ global footprint will enable the combined company to deliver more solutions to more clients in both the government and private sector.

[1]	Pro forma for the deconsolidation of CNEA JV (a large nuclear project in a consolidated Canadian joint venture)

“By increasing our industry reach and adding to our already extensive skills, this transaction enhances our value to our clients and bolsters Jacobs’ position as a premier consulting, design, engineering, construction, and operations and maintenance technical services firm. CH2M brings to Jacobs a talented, engaged team with capabilities and values that are very complementary to our own. Together, we will bring more solutions to our clients, give more opportunity to our employees and create increased value for Jacobs’ shareholders. In addition this transaction is consistent with our M&A criteria, accelerating our ability to achieve our financial growth targets and propelling Jacobs toward our vision of providing innovative solutions for a more connected, sustainable world,” said Steve Demetriou, Jacobs’ Chairman and CEO.

“We are delighted about the prospects of combining CH2M with Jacobs,” said CH2M Chairman and CEO Jacqueline Hinman. “Since late 2014, we’ve been transparent about our plans to pursue an ownership transition, providing sustained access to capital for growth. Considering all of the options, we focused on securing greater opportunities for our employees, delivering superior value to our clients and enhanced value for our stockholders, all while continuing to serve the higher purpose our company is known for, providing sustainable solutions for a better world. Throughout this time, we strengthened our business portfolio and performance, which put us in a position to deliver the best possible value and outcome for the future of the company. This was the unanimous choice of our Board, and the value Jacobs will provide to our stockholders, reflects genuine appreciation for our employees and the world-class work we deliver to our clients.”

Compelling Strategic Benefits: Advancing Jacobs’ Strategy to Grow in High Margin, High Growth Business Lines2

•	Provides Leading Position in Infrastructure, Including Water and Transportation: Water represents an approximately $100 billion opportunity, growing 4% to 5% on a compounded annual rate. Engineering News-Record has identified CH2M as the top water design firm in the world. By leveraging CH2M’s world-renowned technical expertise in water across Jacobs’ global operating platform and strong project delivery skills, the combined company will have a premier global water business with the scale, critical mass and experience needed to more fully capitalize on industry growth trends.

Jacobs is already a global leader in the resource-constrained $300 billion transportation sector, which includes highways, rail, aviation and ports, and is growing 4% to 5% on a compounded annual rate. This sector has large spend and significant momentum given population growth and associated need for all transportation modes in multiple geographies, particularly in the United States, Australia, New Zealand, Southeast Asia, the Middle East and the United Kingdom. Jacobs’ premier position in transportation with CH2M is expected to make the combined company an employer of choice, enabling it to better attract and retain talent and address the sector’s resource constraints. Capitalizing on Jacobs’ and CH2M’s combined talent, resources and scale creates a unique opportunity to better serve clients and improve the quality and dependability of their infrastructure.

[2]	Source for all business line opportunity figures: Internal assessment and third-party research

Jacobs Engineering Group Inc.

•	Better Positions Jacobs to Achieve Significant Growth in the Government Services Sector by Establishing Jacobs as a Tier 1 Service Provider to the Global Nuclear Industry and Significantly Expanding its Environmental Capabilities: Nuclear represents an approximately $145 billion opportunity, growing 2% to 3% on a compounded annual basis, with nuclear-related projects requiring specialized capabilities that are difficult to replicate. CH2M’s preeminent brand for program and project delivery in large scale environmental remediation in the nuclear industry, coupled with Jacobs’ complementary experience with governmental agencies around the world, including nuclear decommissioning, create significant business expansion opportunities.

Environmental work represents an approximately $160 billion opportunity, growing 4% to 5% on a compounded annual rate. The combined company will have among the broadest and deepest environmental capabilities in the industry. In addition, CH2M’s environmental expertise builds on Jacobs’ existing U.S. Federal client base, positioning the combined company to be a stronger partner for global government clients. Further, this leading environmental capability, from planning and permitting to remediation, is transferable across Jacobs’ private sector client base, creating the opportunity for substantial upside potential for the combined company.

•	Strengthens Capabilities in Industrials, and Petroleum and Chemicals: In Industrials, the transaction combines both companies’ superior engineering skills and proven construction management of high tech facilities to result in world-class clean manufacturing expertise. This differentiated, end-to-end offering will better position Jacobs to respond to cyclical customer requirements in this sector.

The transaction also enhances Jacobs’ existing position in the petroleum and chemicals industry by providing additional operational and maintenance capabilities for upstream and midstream clients and enabling infrastructure for major petroleum and chemicals projects.

Compelling Financial Benefits: Delivering on Jacobs’ M&A Framework

•	Creates Significant Cost Savings: Jacobs expects to achieve $150 million of annual run-rate cost savings by the end of the second year following the close of the transaction. Savings are expected to come from real estate, optimization of corporate operations, alignment of organizational structures, procurement and IT systems. Jacobs expects to incur approximately $225 million in one-time costs to achieve these savings.

•	Creates Significant Upside Revenue Potential: Through this transaction, Jacobs expects to serve more clients with more solutions in more geographies around the world. This differentiator, combined with CH2M’s proven Program Management / Construction Management (PM/CM) expertise, is expected to create significant revenue upside potential given the companies’ complementary offerings and cross-sell opportunities. For example, following the close of the transaction, Jacobs will be able to offer CH2M’s water capabilities to existing Jacobs clients, deepening the company’s relationships in this growing sector and expanding Jacobs’ scope of work.

Jacobs Engineering Group Inc.

•	Transaction Value Represents Attractive Multiple: The transaction value represents an attractive enterprise value multiple of 6.9x TTM adjusted EBITDA[3], including cost synergies. Excluding the synergy benefits, the transaction enterprise value represents a multiple of 10.1x TTM adjusted EBITDA. TTM adjusted EBITDA through June 2017 for CH2M is $323 million[3].

•	Strong Accretion to Jacobs’ Earnings: The transaction is expected to be 25% accretive to Jacobs’ adjusted cash earnings per share and 15% accretive to Jacobs’ adjusted earnings per share in the first full year post-close[4].

•	Maintains Jacobs’ Strong Balance Sheet and Financial Flexibility: Following the close of the transaction, Jacobs expects to maintain an investment grade credit profile with net debt-to-TTM adjusted EBITDA of 1.9x.

•	Maintains Jacobs’ Low-Risk Profile: Post-close, 85% of Jacobs’ combined revenue is expected to be derived from projects with reimbursable or lower risk services – continuing to be one of the best risk profiles in the industry.

Comprehensive, Focused, Disciplined Integration Plan

Jacobs has formed an Integration Management Office (IMO) to oversee the integration of the two companies. The IMO will be jointly led by senior executives from both companies on a dedicated, full-time basis, including, as announced separately today, Gary Mandel, most recently Jacobs President of Petroleum & Chemicals, who has been appointed Executive Vice President of Integration for Jacobs, and Lisa Glatch, Executive Vice President for Growth and Sales at CH2M. In addition, Jacobs has hired a leading independent consulting firm to support the integration. Rigorous integration processes and protocols are being established to ensure transparency and accountability for synergy capture. Jacobs’ executive leadership team will be actively involved in integration planning with the Company’s Board of Directors engaged in oversight. At the close of the transaction, Jacobs’ Board will be expanded to include an additional director from CH2M.

In connection with integration planning, Demetriou continued, “Jacobs is leveraging lessons learned from past experiences and is focused on critical success factors, including retaining talent, building on the strong culture foundations of both companies, ensuring base business performance, and developing and delivering cost and growth synergies.

“Jacobs and CH2M have complementary cultures and shared values that put people at the heart of the business. With this foundation and the clear integration plan we have developed, we expect to successfully bring our companies together. We admire CH2M’s engaging culture and look forward to coming together as we work to realize the full benefits of a united team.”

[3]	TTM as of June 2017; excludes restructuring charges and Inpex/MOPAC changes in project estimates
[4]	Adjusted cash earnings per share and adjusted earnings per share exclude transaction and integration costs. Adjusted earnings per share also excludes estimated amortization of intangibles

Jacobs Engineering Group Inc.

Terms and Financing

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, CH2M’s stockholders will have the option to elect to receive either $88.08 in cash, 1.6693 shares of Jacobs common stock or a mix of $52.85 in cash and 0.6677 shares of Jacobs common stock subject to proration such that the aggregate consideration paid to CH2M stockholders will equal 60% cash and 40% Jacobs common stock. Following the close of the transaction, CH2M stockholders will own 15% of Jacobs shares on a fully diluted basis based on the number of Jacobs shares outstanding today.

The transaction is not subject to a financing condition. Jacobs expects to finance the $2.4 billion cash required for the transaction through a combination of cash on hand, borrowings under the Company’s existing revolving credit facility and $1.2 billion of new committed 3-year term debt arranged by BNP Paribas and The Bank of Nova Scotia. Jacobs’ post-close liquidity is expected to remain robust at approximately $900 million.

Approvals

The transaction, which is expected to close in Jacobs’ fiscal 2018 first quarter, is subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by CH2M stockholders. Apollo Global Management, LLC (NYSE: APO), which has an approximately 18% voting interest in CH2M, has agreed to vote in favor of the transaction.

Advisors

Perella Weinberg Partners LP and Morgan Stanley & Co. LLC are serving as financial advisors to Jacobs. Fried, Frank, Harris, Shriver & Jacobson LLP and Wachtell, Lipton, Rosen & Katz are serving as legal counsel to Jacobs.

BofA Merrill Lynch and Credit Suisse are serving as financial advisors to CH2M. Latham & Watkins LLP and Richards, Layton & Finger, P.A. are serving as legal counsel to CH2M.

Jacobs Conference Call and Webcast

Jacobs will host a conference call today, August 2, 2017, at 7:30 A.M. CT / 8:30 A.M. ET to discuss this announcement with the financial community. The conference call can be accessed by dialing (833) 231-8270 (U.S./Canada) or (647) 689-4115 (International) and giving the passcode 65134301. A replay of the call will be available from August 2, 2017 until August 8, 2017 by dialing (800) 585-8367 (U.S./Canada) or (416) 621-4642 (International) and by entering the passcode 65134301.

Interested parties can listen to the conference call and view accompanying slides on the internet at www.Jacobs.com.

Jacobs Engineering Group Inc.

CH2M Conference Call and Webcast

CH2M will host a special Stockholder Call today, August 2, 2017 at 10:00 A.M. MT / 12:00 P.M. ET, to discuss the details of its proposed combination with Jacobs. Further information about how to participate may be found at ir.ch2m.com.

Note to Editors: Additional information about the transaction can be found at www.Jacobs.com/CH2M.

About Jacobs

Jacobs is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally. The company employs over 54,000 people and operates in more than 25 countries around the world. For more information, visit www.jacobs.com.

About CH2M

More than 20,000 employees strong, CH2M leads the professional services industry delivering sustainable solutions to promote positive societal, environmental and economic outcomes through the delivery of infrastructure. CH2Mers make a positive difference providing consulting, design, engineering, operations and maintenance, and program management services for clients needing world-class solutions in environmental; industrial and advanced facilities; transportation; and water, from iconic infrastructure like the Panama Canal to the 2012 Olympic Games in London.

Ranked among the World’s Most Ethical Companies and top firms in environmental consulting and program management, CH2M is the only firm in the engineering and construction industry to receive several prestigious awards, such as the World Environment Center Gold Medal Award for International Corporate Achievement in Sustainable Development, the Stockholm Industry Water Award for its leadership in potable water reuse, and the Catalyst Award for our success in recruiting, developing and advancing women in the workplace. Connect with CH2M at www.ch2m.com; LinkedIn; Twitter; and Facebook.

Jacobs Engineering Group Inc.

Forward Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this press release that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular ”Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this press release to conform to actual results, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc., a wholly owned subsidiary of Jacobs (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release relates to a proposed business combination between Jacobs and CH2M. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Jacobs Engineering Group Inc.

Contacts for Jacobs

Media

Mendi Head

Vice President, Global Communications

214 920 8015 - office

972 743 7699 - mobile

mendi.head@jacobs.com

Joele Frank, Wilkinson Brimmer Katcher

Barrett Golden or Joseph Sala

212 355 4449

Investors

Jonathan Doros

Vice President, Investor Relations

214 583 8596 – office

817 239 3457

jonathan.doros@jacobs.com

Contact for CH2M CH2M Corporate Communications Lorrie Paul Crum 720 286 0255 – office 303 525 2916 – mobile lorrie.crum@ch2m.com

Jacobs Engineering Group Inc.